United States securities and exchange commission logo





                 December 10, 2020

       Todd A. Stevens
       President and Chief Executive Officer
       California Resources Corporation
       27200 Tourney Road, Suite 200
       Santa Clarita, California 91355

                                                        Re: California
Resources Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed December 4,
2020
                                                            File No. 333-251108

       Dear Mr. Stevens:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Scott D. Rubinsky, Esq.